

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Filippo Petti
Chief Executive Officer and Chief Financial Officer
Celyad Oncology SA
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium

  Re: Celyad Oncology SA
    Form 20-F for the Fiscal Year Ended December 31, 2020
    Response dated May 5, 2021
    File No. 001-37452

Dear Mr. Petti:

  We have reviewed your May 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our April 27, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 18. Financial Statements
Note 15. Share Capital, page F-42

1. We note your response to our prior comment. It is unclear to us whether the decision of the extraordinary shareholders to absorb the accounting losses into the share premium in order to improve solvency ratios, is made in the context of generally accepted accounting principles in the Belgium (Belgium GAAP) or IFRS. We have concerns that characterizing €172.3 million of capital contributed by shareholders to offset accumulated deficit is a faithful representation of the transaction under IAS 1.15. Please address the following:

- Please quote for us the language, including examples, in the CNC advise 121/3 where it stipulates that the incorporation of loss carry forwards into capital, reserves or profit carry forwards is to be allocated directly to the relevant equity item. Please quote the entire section or at least all related paragraphs.
- Tell us whether the extraordinary shareholder decision applies to Belgium GAAP financial statements or IFRS financial statements.
- If you are able to support compliance with Belgium GAAP, tell us whether the shareholders of Belgium companies regularly make determination to use share premium to absorb accumulated deficit, or whether they merely approved the underlying general objective of your capital reduction transaction to create distributable reserves.
- Tell us your consideration for other ways to address your solvency ratio, for example, creating a new distributable reserve account for the capital premium used to absorb the losses on the balance sheet, or combining and titling the accumulated deficit and other distributable equity to a different name on the balance sheet, while adding a separate column on your statements of changes in shareholders' equity for the capital premium used to absorb the losses; and at the same time in either case, restoring the accumulated deficit to its original balance to ensure the faithful presentation of that account.

You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences